Mercury Payment Systems, Inc.

150 Mercury Village Drive

Durango, Colorado 81301

June 11, 2014

VIA EDGAR

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mercury Payment Systems, Inc.’s Request to Withdraw
Registration Statement on Form S-1 (File No. 333-194879)

Dear Ms. Jacobs:

Mercury Payment Systems, Inc., a Delaware corporation (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form S-1 (File No. 333-194879), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 28, 2014 and amended on April 17, 2014 and April 29, 2014, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common stock contemplated in the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Please provide a copy of the order granting withdrawal of the Registration Statement to Daniel N. Webb of Simpson Thacher & Bartlett LLP, the Company’s counsel, by fax at (650) 251-5002 or email at dwebb@stblaw.com. If you have any questions regarding this request for withdrawal, please contact Mr. Webb at (650) 251-5095.

[Signature Page Follows]

Very truly yours,

MERCURY PAYMENT SYSTEMS, INC.

By:	/s/ Karsten Voermann
Name:	Karsten Voermann
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission
Patrick Gilmore
Dave Edgar
Jeff Kauten

Mercury Payment Systems, Inc.
Matt Taylor
Ross Agre

Ropes & Gray LLP
Julie H. Jones
Thomas Holden

[Signature Page to Registration Withdrawal Request Letter]